

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2023

Dr. Michael Davidson
Chief Executive Officer
NewAmsterdam Pharma Co N.V.
Gooimeer 2-35
1411 DC Naarden
The Netherlands

> **Re: NewAmsterdam Pharma Co N.V.**
> **Registration Statement on Form F-1**
> **Filed December 20, 2022**
> **File No. 333-268888**

Dear Dr. Michael Davidson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement filed on December 20, 2022

Cover Page

1. For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

2. Disclose the exercise price of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A, and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price.

3. Highlight the significant impact that resales covered by this registration statement could

have on the public trading price of your securities.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Overview, page 156</u>

4.   Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock.

<u>General</u>

5.   Please revise your prospectus to highlight any differences in the current trading price, the prices that the PIPE investors acquired their shares and warrants, and the price that the public security holders acquired their shares and warrants. Disclose that while the PIPE investors may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Cindy Polynice at 202-551-8707 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences